CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$55.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $216,952.08, have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $55.80 offset against the registration fee due for this offering and of which $216,896.28 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 157 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 14-A-I dated November 21, 2008	Registration Statement No. 333-155535 Dated April 8, 2009 Rule 424(b)(2)

Structured Investments	$1,000,000 Principal Protected Knock-Out Notes Linked to the S&P 500® Index due March 12, 2012

General

  The notes are designed for investors who seek exposure to any moderate appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the S&P 500® Index above 36% and (2) if a Knock-Out Event occurs, any return above a fixed return of 5%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 12, 2012*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 14-A-I, supersede the terms set forth in product supplement no. 14-A-I.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on April 8, 2009 and are expected to settle on or about April 14, 2009.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1) If a Knock-Out Event does not occur, $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero; or
(2) If a Knock-Out Event occurs, $1,000 x the Knock-Out Rate. Under these circumstances, the Additional Amount you receive at maturity will be equal to $50.
Accordingly, because the Knock-Out Level is 136% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $360 per $1,000 principal amount note.
Participation Rate:	100%
Knock-Out Event:	If the Index closing level is greater than the Knock-Out Level on any trading day during the period from the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.
Knock-Out Level:	136% of the Initial Index Level.
Knock-Out Rate:	5%, which results in an Additional Amount equal to $50 if a Knock-Out Event occurs.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 825.16.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	March 7, 2012*
Maturity Date:	March 12, 2012*
CUSIP:	48123LS96
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-A-I.

Investing in the Principal Protected Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 14-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$ 1,000	$ 40	$ 960

Total	$ 1,000,000	$ 40,000	$ 960,000

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $40.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $20.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-30 of the accompanying product supplement no. 14-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $40.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

April 8, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-I dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 7, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 14-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241368/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 850 and Knock-Out Level of 1156 (which is equal to 136% of the assumed Initial Index Level), and reflects the Participation Rate of 100% and the Knock-Out Rate of 5%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock- Out Event Occurs (2)

1530.00	80.00%	N/A	5.00%
1445.00	70.00%	N/A	5.00%
1360.00	60.00%	N/A	5.00%
1275.00	50.00%	N/A	5.00%
1190.00	40.00%	N/A	5.00%
1156.00	36.00%	36.00%	5.00%
1105.00	30.00%	30.00%	5.00%
1020.00	20.00%	20.00%	5.00%
935.00	10.00%	10.00%	5.00%
892.50	5.00%	5.00%	5.00%
850.00	0.00%	0.00%	5.00%
807.50	-5.00%	0.00%	5.00%
765.00	-10.00%	0.00%	5.00%
680.00	-20.00%	0.00%	5.00%
595.00	-30.00%	0.00%	5.00%
510.00	-40.00%	0.00%	5.00%
425.00	-50.00%	0.00%	5.00%
340.00	-60.00%	0.00%	5.00%
255.00	-70.00%	0.00%	5.00%
170.00	-80.00%	0.00%	5.00%

(1)	The Index closing level is less than or equal to 1156 on each trading day from the pricing date to and including the Observation Date.
(2)	The Index closing level is greater than 1156 on at least one trading day from the pricing date to and including the Observation Date.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 935 and the Index closing level did not exceed the Knock-Out Level of 1156 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 935 is greater than the Initial Index Level of 850 and (ii) a Knock-Out Event does not occur, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(935-850)/850] x 100%) = $1,100

Example 2: The Index closing level declines from the Initial Index Level of 850 to an Ending Index Level of 680, and the Index closing level did not exceed the Knock-Out Level of 1156 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 680 is less than the Initial Index Level of 850 and (ii) a Knock-Out Event does not occur, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

Example 3: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 1190 and the Index closing level did not exceed the Knock-Out Level of 1156 on any trading day until the Observation Date. Because the Ending Index Level of 1190 is greater than the Knock-Out Level of 1156, a Knock-Out Event occurs. Accordingly, the Additional Amount is equal to $50 and the payment at maturity is equal to $1,050, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 4: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 935 and the Index closing level exceeded the Knock-Out Level of 1156 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 935 is greater than the Initial Index Level of 850 by 10%, because a Knock-Out Event occurs, the Additional Amount is equal to $50 and the payment at maturity is equal to $1,050, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 5: The Index closing level declines from the Initial Index Level of 850 to an Ending Index Level of 765, and the Index closing level exceeded the Knock-Out Level of 1156 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 765 is less than the Initial Index Level of 850, because a Knock-Out Event occurs, the Additional Amount is equal to $50 and the payment at maturity is equal to $1,050, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — If a Knock-Out Event does not occur, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero. If a Knock-Out Event occurs, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,050. Accordingly, because the Knock-Out Level is 136% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $360 per $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 14-A-I.
  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-A-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, subject to the occurrence of a Knock-Out Event prior to the issue date, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity.  Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules.  If a Knock-Out Event occurs prior to the issue date, the notes will not be treated as contingent payment debt instruments (and neither the previous discussion nor the next bullet will apply to them) but will instead be treated as issued with $50 of original issue discount per note, which you will be required to accrue into income over the term of the notes on a constant-yield basis, even if you are a cash-method taxpayer and even though you will not receive this amount prior to the maturity date. In this case, all gain or loss on sale or exchange of a note will be capital gain or loss, and will be long-term capital gain or loss if you have held the note for more than one year at the time. In either case, purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	PS-2

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.87%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity equal to $1,183.68. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

April 14, 2009 through December 31, 2009	$42.10	$42.10

January 1, 2010 through December 31, 2010	$62.07	$104.17

January 1, 2011 through December 31, 2011	$65.77	$169.94

January 1, 2012 through March 12, 2012	$13.74	$183.68

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-A-I dated November 21, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level and a Knock-Out Event does not occur, the Additional Amount will be zero. This will be true even if the value of the Index was greater than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 5%. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 5%, or $50, and will not be determined by reference to the Index Return, even though the Index Return may reflect significantly greater appreciation in the Index than 5%.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 36% AT MATURITY — If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed 36% of the principal amount, or $360, regardless of the appreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.
  YOUR RETURN ON THE NOTES MAY BE LESS THAN THE KNOCK-OUT RATE — If a Knock-Out Event does not occur, the Additional Amount will be equal to $1,000 x Index Return x Participation Rate, provided that the Additional Amount will not be less than zero, and will not be determined by reference to the Knock-Out Rate. Under these circumstances, because the Participation Rate is 100%, if the Index Return is less than 5%, your return on the notes will be less than if a Knock-Out Event occurs.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	PS-3

  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Knock-Out Level during the period from the pricing date to and including the Observation Date, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently the Index has experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Knock-Out Event occurs;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 2, 2004 through April 3, 2009. The Index closing level on April 8, 2009 was 825.16. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day from the pricing date to and including the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	PS-4